Exhibit 99.3
Management’s Responsibility for
Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

 /s/ Graham Shuttleworth

Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 11, 2025

Management’s Report on Internal Control over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2024. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2024.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2024 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 2 - 5 of Barrick’s 2024 Annual Financial Statements.

BARRICK YEAR-END 2024	1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit & Risk Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment (impairment reversal) assessments for goodwill and other non-current assets
As described in Notes 2, 3, 10, 20, and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually, during the fourth quarter. Impairment assessments and impairment reversal assessments are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment and impairment reversal assessments. The Company’s goodwill and other non-current assets balances subject to impairment testing as of December 31, 2024 were $3.1 billion and $36.1 billion, respectively. During 2024, an indicator of impairment was identified for the Loulo-Gounkoto CGU and indicators of impairment reversal were identified for the Lumwana and Veladero CGUs. Management determined that the Fair Value Less Costs of Disposal

(FVLCD) exceeded carrying value for the Lumwana and Veladero CGUs, and consequently recorded other non-current asset impairment reversals of $655 million and $437 million for the respective CGUs. Management determined that the carrying value of the Loulo-Gounkoto CGU exceeded FVLCD, and consequently recorded an impairment of goodwill of $484 million. Management estimated the recoverable amounts of the CGUs as the FVLCD using discounted estimates of future cash flows derived, where applicable, from the life of mine (LOM) plans, estimated fair values of mineral resources outside LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU. Management’s estimates of the FVLCD of the CGUs included assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, and future production levels, including mineral reserves and mineral resources, where applicable. Management’s estimates of future production levels, including mineral reserves and mineral resources are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment (impairment reversal) assessments for goodwill and other non-current assets is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assumptions, where we assessed them as significant, with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, and future production levels, including mineral reserves and mineral resources, where applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment (impairment reversal) assessments for goodwill and other non-current assets, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs. These procedures also included, among others, testing management’s process for estimating the FVLCD of the CGUs with goodwill and for each CGU where there is an indicator of impairment (or impairment reversal); evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models; and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD. Evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD with respect to future metal prices, operating and capital costs and NAV multiples involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; (iii) assessing the operating costs forecast for the Loulo-Gounkoto CGU by considering the correspondence with the Government of Mali and other relevant information obtained from management; and (iv) comparing NAV multiples to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and significant assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average costs of capital and NAV multiple assumptions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 11, 2025

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2024	2023
Revenue (notes 5 and 6)	$12,922	$11,397
Costs and expenses (income)
Cost of sales (notes 5 and 7)	7,961	7,932
General and administrative expenses (note 11)	115	126
Exploration, evaluation and project expenses (notes 5 and 8)	392	361
Impairment (reversals) charges (notes 10 and 21)	(457)	312
Loss on currency translation	39	93
Closed mine rehabilitation (note 27b)	59	16
Income from equity investees (note 16)	(241)	(232)
Other (income) expense (note 9)	214	(195)
Income before finance items and income taxes	4,840	2,984
Finance costs, net (note 14)	(232)	(170)
Income before income taxes	4,608	2,814
Income tax expense (note 12)	(1,520)	(861)
Net income	$3,088	$1,953
Attributable to:
Equity holders of Barrick Gold Corporation	$2,144	$1,272
Non-controlling interests (note 32)	$944	$681
Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$1.22	$0.72
Diluted	$1.22	$0.72
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	6	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2024	2023
Net income	$3,088	$1,953
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	—
Currency translation adjustments, net of tax $nil and $nil	—	(3)
Items that will not be reclassified to profit or loss:
Actuarial loss on post-employment benefit obligations, net of tax $nil and $nil	(4)	—
Net change in value of equity investments, net of tax $nil and $(2)	12	1
Total other comprehensive income (loss)	9	(2)
Total comprehensive income	$3,097	$1,951
Attributable to:
Equity holders of Barrick Gold Corporation	$2,153	$1,270
Non-controlling interests	$944	$681
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	7	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2024	2023
OPERATING ACTIVITIES
Net income	$3,088	$1,953
Adjustments for the following items:
Depreciation	1,915	2,043
Finance costs, net (note 14)	232	170
Impairment (reversals) charges (notes 10 and 21)	(457)	312
Income tax expense (note 12)	1,520	861
Income from equity investees (note 16)	(241)	(232)
Loss on currency translation	39	93
Gain on acquisition/sale of non-current assets (note 9)	(24)	(364)
Change in working capital (note 15)	(382)	(404)
Other operating activities (note 15)	(280)	(113)
Operating cash flows before interest and income taxes	5,410	4,319
Interest paid	(380)	(300)
Interest received	237	237
Income taxes paid[1]	(776)	(524)
Net cash provided by operating activities	4,491	3,732
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,174)	(3,086)
Sales proceeds	19	13
Investment (purchases) sales	97	(23)
Funding of equity method investments (note 16)	(59)	—
Dividends received from equity method investments (note 16)	198	273
Shareholder loan repayments from equity method investments (note 16)	155	7
Net cash used in investing activities	(2,764)	(2,816)
FINANCING ACTIVITIES
Lease repayments	(14)	(13)
Debt repayments	—	(43)
Dividends (note 31)	(696)	(700)
Share buyback program (note 31)	(498)	—
Funding from non-controlling interests (note 32)	146	40
Disbursements to non-controlling interests (note 32)	(785)	(554)
Pueblo Viejo JV partner shareholder loan (note 29)	52	65
Net cash used in financing activities	(1,795)	(1,205)
Effect of exchange rate changes on cash and equivalents	(6)	(3)
Net increase (decrease) in cash and equivalents	(74)	(292)
Cash and equivalents at beginning of year (note 25a)	4,148	4,440
Cash and equivalents at the end of year	$4,074	$4,148
1 Income taxes paid excludes $107 million (2023: $137 million) of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	8	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31, 2024	As at December 31, 2023
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$4,074	$4,148
Accounts receivable (note 18)	763	693
Inventories (note 17)	1,942	1,782
Other current assets (note 18)	853	815
Total current assets	7,632	7,438
Non-current assets
Non-current portion of inventory (note 17)	2,783	2,738
Equity in investees (note 16)	4,112	4,133
Property, plant and equipment (note 19)	28,559	26,416
Intangible assets (note 20a)	148	149
Goodwill (note 20b)	3,097	3,581
Other assets (note 22)	1,295	1,356
Total assets	$47,626	$45,811
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,613	$1,503
Debt (note 25b)	24	11
Current income tax liabilities	545	303
Other current liabilities (note 24)	460	539
Total current liabilities	2,642	2,356
Non-current liabilities
Debt (note 25b)	4,705	4,715
Provisions (note 27)	1,962	2,058
Deferred income tax liabilities (note 30)	3,887	3,439
Other liabilities (note 29)	1,174	1,241
Total liabilities	14,370	13,809
Equity
Capital stock (note 31)	27,661	28,117
Deficit	(5,269)	(6,713)
Accumulated other comprehensive income	33	24
Other	1,865	1,913
Total equity attributable to Barrick Gold Corporation shareholders	24,290	23,341
Non-controlling interests (note 32)	8,966	8,661
Total equity	33,256	32,002
Contingencies and commitments (notes 2, 17, 19 and 35)
Total liabilities and equity	$47,626	$45,811
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Mark Bristow	/s/ Loreto Silva

Mark Bristow, Director	Loreto Silva, Director

BARRICK YEAR-END 2024	9	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
Net income	—	—	2,144	—	—	2,144	944	3,088
Total other comprehensive income	—	—	—	9	—	9	—	9
Total comprehensive income	—	$—	$2,144	$9	$—	$2,153	$944	$3,097
Transactions with owners
Dividends (note 31)	—	—	(696)	—	—	(696)	—	(696)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	146	146
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(785)	(785)
Dividend reinvestment plan (note 31)	205	4	(4)	—	—	—	—	—
Share buyback program (note 31)	(28,675)	(460)	—	—	(48)	(508)	—	(508)
Total transactions with owners	(28,470)	($456)	($700)	$—	($48)	($1,204)	($639)	($1,843)
At December 31, 2024	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
Net income	—	—	1,272	—	—	1,272	681	1,953
Total other comprehensive loss	—	—	—	(2)	—	(2)	—	(2)
Total comprehensive income (loss)	—	$—	$1,272	($2)	$—	$1,270	$681	$1,951
Transactions with owners
Dividends (note 31)	—	—	(700)	—	—	(700)	—	(700)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	40	40
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(578)	(578)
Dividend reinvestment plan (note 31)	220	3	(3)	—	—	—	—	—
Total transactions with owners	220	$3	($703)	$—	$—	($700)	($538)	($1,238)
At December 31, 2023	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
1 Includes cumulative translation adjustments as at December 31, 2024: $95 million loss (December 31, 2023: $95 million loss).
2 Includes additional paid-in capital as at December 31, 2024: $1,827 million (December 31, 2023: $1,875 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2024	10	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, DOP, EUR, GBP, PKR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Dominican pesos, Euros, British pound sterling, Pakistani rupee, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Papua New Guinea, Tanzania and the United States. Our mine in Mali was placed on temporary suspension in January 2025. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 11, 2025.

b) Basis of Preparation
These consolidated financial statements include the accounts of Barrick, its subsidiaries, its share of joint operations (“JO”) and its equity share of joint ventures (“JV”). When applying the equity method of accounting, specifically for Porgera, whereby the economic interest differs from the shareholding, the equity accounting is based on the economic share contractually agreed among the shareholders rather than the equity participation. For non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary.

BARRICK YEAR-END 2024	11	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2024:

	Place of business	Entity type	Interest[1]	Method[2]
Nevada Gold Mines[3]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,4]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,4]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation
Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[5]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[5]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[5]	Chile	JV	50%	Equity Method
Porgera Mine[5,6]	Papua New Guinea	JV	24.5%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Loulo-Gounkoto, Tongon, Pueblo Viejo and the Reko Diq project and record a non-controlling interest for the interest that we do not own.
4The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
5Barrick has commitments of $541 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.
6On December 22, 2023, we completed the Porgera Project Commencement Agreement, pursuant to which the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is held in a joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. Refer to notes 4 for further details.

c) Business Combinations
On the acquisition of a business, the acquisition method of accounting is used.

d) Foreign Currency Translation
The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
▪Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
▪Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
▪Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

e) Revenue Recognition
We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-controlling interest holders; and gold and copper concentrate is sold to independent smelting or trading companies.

Gold Bullion Sales
Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risks and rewards of ownership pass to the

BARRICK YEAR-END 2024	12	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements
As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in Q4 of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

f) Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of: (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a pre-feasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2l.

g) Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of commissioning and testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

h) Taxation
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.
Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax assets and unused tax losses can be utilized, except:
•Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

BARRICK YEAR-END 2024	13	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.
Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

i) Other Investments
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

j) Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises: direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and downstream processing costs. Inventory provisions are reversed to reflect subsequent improvements in net realizable value where the inventory is still on hand.
Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

k) Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:
•Net profits interest royalty to a party other than a government,
•Modified NSR royalty,
•Net smelter return sliding scale royalty,
•Gross proceeds sliding scale royalty,
•Gross smelter return royalty,
•Net value royalty,
•Land tenement royalty, and a
•Gold revenue royalty.

BARRICK YEAR-END 2024	14	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
l) Property, Plant and Equipment

Estimated Useful Lives of Major Asset Categories

Buildings, plant and equipment	1 - 39 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	1 - 7 years
Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.
Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in ore expected over the LOM; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined versus the grade expected over the LOM.
Stripping costs incurred during the production stage of an open pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or open pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or open pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.
Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

BARRICK YEAR-END 2024	15	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Construction-in-Progress
Assets under construction are capitalized as construction-in-progress until the asset is available for its intended use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete, commissioned and available for use.

Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

m) Impairment (and Reversals of Impairment) of Non-Current Assets
We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment (or reversals of impairment) assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

n) Intangible Assets
On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

o) Goodwill
Goodwill is tested for impairment in Q4 and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”). Goodwill impairment charges are not reversible.
For a CGU to which goodwill has been allocated, the most recent recoverable amount determined for the CGU may be used in the annual impairment assessment of that CGU in the current year provided all the following criteria are met:
•the assets and liabilities making up the CGU have not changed significantly (change in book value or change in nature of assets/ liabilities in CGU) since the most recent recoverable amount calculation;
•The most recent recoverable amount calculation, completed in prior year, resulted in an amount that exceeded the carrying amount of the CGU by a substantial margin; and
•Based on an analysis of events that have occurred and circumstances that have changed since the most recent recoverable amount calculation, the likelihood that a current recoverable amount determination will be less than the carrying amount of the CGU is remote.

BARRICK YEAR-END 2024	16	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

p) Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

q) Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added to or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality or volumes that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

r) Stock-Based Compensation
We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Restricted Share Units
Under our Long-Term Incentive Plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within

BARRICK YEAR-END 2024	17	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.
A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Granted Share Units
Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from three to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. PGSUs vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market. Generally, these shares cannot be sold until the employee meets their share ownership requirement (in which case only those Barrick shares in excess of the requirement can be sold), or until they retire or leave the Company.
The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

s) New Accounting Standards Issued
Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on Barrick in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”) and we are currently assessing the impact on our consolidated financial statements.
•Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
•IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.
No standards have been early adopted in the current period.

BARRICK YEAR-END 2024	18	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
3 ■ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory and certain receivables; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are generally used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our future production levels, including mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. To calculate our gold and copper mineral reserves, as well as measured, indicated, and inferred mineral resources, we have used the following assumptions. Refer to notes 19 and 21.

	As at December 31, 2024	As at December 31, 2023
Gold ($/oz)
Mineral reserves	$1,400	$1,300
Measured, indicated and inferred	1,900	1,700
Copper ($/lb)
Mineral reserves	3.00	3.00
Measured, indicated and inferred	4.00	4.00

Inventory
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment is also exercised in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of mine operating supplies.
Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans, the market values per ounce and per pound and weighted average costs of capital (“WACC”). Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2m, 2o and 21 for further information.

Provisions for Environmental Rehabilitation
Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2q and 27 for further information.

Taxes
Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax

BARRICK YEAR-END 2024	19	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2h, 12, 30 and 35 for further information.

Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama Value Added Tax
The Pascua-Lama project had historically received VAT refunds in Chile under the export incentive VAT regime relating to the development of the Chilean side of the project ($472 million as at December 31, 2023). Under the export incentive VAT regime, this amount would have needed to be repaid if the project did not evidence exports for an amount of $3,538 million within a term that was due to expire on December 31, 2026, unless extended. On September 11, 2024, the Minister of Economy, Development and Tourism issued an order to terminate the export incentive VAT regime with respect to the Chilean side of the project with immediate effect. This required us to repay the VAT refunds received under the export incentive VAT regime and subsequently recover them through the normal VAT regime, both of which occurred in Q4 2024. This resolves the matter and there is no further exposure for the Company.
In addition, we have recorded $8 million in VAT recoverable in Argentina as at December 31, 2024 ($9 million as at December 31, 2023) relating to the development of the Argentinean side of the project. This balance may not be fully recoverable if the project does not enter into production and is subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

Streaming Transactions
The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.
The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2e. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to note 29.

Consolidation of Reko Diq
The Reko Diq project is 50% held by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Pursuant to the joint venture agreement, Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to proceed with development of the project, subject to a sufficient expected rate of return, as well as development and approval of LOM plans. Therefore Barrick has concluded that it controls Reko Diq and it is consolidated in Barrick’s consolidated financial statements with a 50% non-controlling interest.

BARRICK YEAR-END 2024	20	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Contingencies	35
4 ■ Acquisitions and Divestitures

a) Porgera
On April 25, 2020, the Porgera mine was put on care and maintenance after the PNG government indicated that the SML would not be extended. On April 9, 2021, the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine under a binding Framework Agreement. The Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (“PPCA”), which reached formal completion on December 22, 2023. Under the terms of the PPCA, ownership of Porgera is held in a joint venture owned 51% by PNG stakeholders and 49% by a company, Porgera (Jersey) Limited, that is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% equity accounted for interest in the Porgera mine. BNL is the operator of the mine. Porgera was previously accounted for as a joint operation, but under the new shareholder agreements, we have concluded that Barrick will account for its interest in Porgera as a joint venture.
As the conditions for the reopening of the mine were completed on December 22, 2023, in Q4 2023, we recorded the following: (a) derecognition of Barrick’s 47.5% share of the assets and liabilities of the joint operation that were transferred to the new Porgera joint venture; (b) an equity method investment for Barrick’s interest in the new Porgera joint venture, measured at fair value based on Barrick’s share of the cash flows expected to be generated from the mine; and (c) a gain of $352 million in other income as the net result of the derecognition of the joint operation and recognition of the new Porgera joint venture. In Q4 2024, we recorded an additional gain of $7 million in other income.

BARRICK YEAR-END 2024	21	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$3,041	$1,522	$307	$12	$11	$1,189
Cortez[2]	1,725	752	253	9	6	705
Turquoise Ridge[2]	1,177	603	179	6	1	388
Pueblo Viejo[2]	1,429	629	295	4	8	493
Loulo-Gounkoto[2]	1,346	475	223	—	123	525
Kibali	743	281	134	—	12	316
Lumwana	855	460	244	—	16	135
North Mara[2]	770	312	83	—	57	318
Bulyanhulu[2]	495	234	63	—	5	193
Other Mines[2]	2,076	1,036	229	10	74	727
Reportable segment total	$13,657	$6,304	$2,010	$41	$313	$4,989
Share of equity investee	(743)	(281)	(134)	—	(12)	(316)
Segment total	$12,914	$6,023	$1,876	$41	$301	$4,673

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,760	$1,475	$314	$23	$10	$938
Cortez[2]	1,737	810	364	14	7	542
Turquoise Ridge[2]	1,008	533	189	5	1	280
Pueblo Viejo[2]	1,118	536	255	4	7	316
Loulo-Gounkoto[2]	1,335	570	247	—	34	484
Kibali	670	272	147	—	8	243
Lumwana	795	466	257	37	(2)	37
North Mara[2]	591	288	77	—	61	165
Bulyanhulu[2]	442	220	62	—	13	147
Other Mines[2]	1,591	975	246	6	78	286
Reportable segment total	$12,047	$6,145	$2,158	$89	$217	$3,438
Share of equity investee	(670)	(272)	(147)	—	(8)	(243)
Segment total	$11,377	$5,873	$2,011	$89	$209	$3,195
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2024, accretion expense was $53 million (2023: $49 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2024, for Pueblo Viejo, $578 million, $370 million, $208 million (2023: $448 million, $315 million, $130 million), Nevada Gold Mines, $2,539 million, $1,530 million, $989 million (2023: $2,329 million, $1,580 million, $724 million), North Mara and Bulyanhulu, $203 million, $111 million, $81 million (2023: $165 million, $103 million, $50 million), Loulo-Gounkoto, $269 million, $140 million, $107 million (2023: $267 million, $163 million, $99 million) and Tongon, $41 million, $32 million, $1 million (2023: $41 million, $31 million, $10 million).

BARRICK YEAR-END 2024	22	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

For the years ended December 31	2024	2023
Segment income	$4,673	$3,195
Other revenue	8	20
Other cost of sales/amortization	(62)	(48)
Exploration, evaluation and project expenses not attributable to segments	(351)	(272)
General and administrative expenses	(115)	(126)
Other income not attributable to segments	21	354
Impairment reversals (charges)	457	(312)
Loss on currency translation	(39)	(93)
Closed mine rehabilitation	(59)	(16)
Income from equity investees	241	232
Finance costs, net (includes non-segment accretion)	(179)	(121)
Gain on non-hedge derivatives	13	1
Income before income taxes	$4,608	$2,814

Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2024	As at December 31, 2023	2024	2023
United States	$17,305	$16,782	$6,616	$6,051
Dominican Republic	5,163	5,156	1,429	1,118
Mali	3,441	3,743	1,346	1,335
Zambia	2,804	1,949	855	795
Tanzania	2,209	2,003	1,265	1,033
Democratic Republic of Congo	2,020	2,118	—	—
Chile	1,920	1,930	9	8
Argentina	1,667	1,209	683	368
Pakistan	934	754	—	—
Papua New Guinea	781	704	—	9
Canada	522	503	320	277
Saudi Arabia	403	391	—	—
Côte d'Ivoire	188	224	399	398
Peru	64	71	—	5
Unallocated	573	836	—	—
Total	$39,994	$38,373	$12,922	$11,397
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2024	23	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2024	As at December 31, 2023
Carlin	$818	$615
Cortez	397	427
Turquoise Ridge	103	102
Pueblo Viejo	269	441
Loulo-Gounkoto	383	375
Kibali	127	83
Lumwana	457	320
North Mara	178	206
Bulyanhulu	150	107
Other Mines	261	231
Reportable segment total	$3,143	$2,907
Other items not allocated to segments	274	298
Total	$3,417	$3,205
Share of equity investee	(127)	(83)
Total	$3,290	$3,122
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2024, cash expenditures were $3,174 million (2023: $3,086 million) and the increase in accrued expenditures was $116 million (2023: $36 million increase).

6 ■ Revenue

For the years ended December 31	2024	2023
Gold sales
Spot market sales	$11,268	$9,973
Concentrate sales	536	367
Provisional pricing adjustments	16	10
	$11,820	$10,350
Copper sales
Copper concentrate sales	$871	$786
Provisional pricing adjustments	(16)	9
	$855	$795
Other sales[1]	$247	$252
Total	$12,922	$11,397
1Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2024, the Company has two customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23% and 22% of total revenue. However, because gold can be sold through numerous gold market traders worldwide (including a large number of financial institutions), the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix and Bulyanhulu, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable metal minerals from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales
We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2024 to the impact of future movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2024	2023	2024	2023
Copper pounds[1]	63	61	$25	$23
Gold ounces	48	50	13	10
1Amounts in thousands of tonnes: 2024: 28; 2023: 28.

At December 31, 2024, our provisionally priced copper sales subject to final settlement were recorded at an average price of $4.04/lb (2023: $3.81/lb). At December 31, 2024, our provisionally priced gold sales subject to final settlement were recorded at an average price of $2,636/oz (2023: $2,079/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

BARRICK YEAR-END 2024	24	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023
Site operating cost[1,2,3]	$5,146	$5,015	$389	$401	$—	$—	$5,535	$5,416
Depreciation[1]	1,641	1,756	245	259	29	28	1,915	2,043
Royalty expense	405	371	67	62	—	—	472	433
Community relations	34	36	5	4	—	—	39	40
Total	$7,226	$7,178	$706	$726	$29	$28	$7,961	$7,932
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $48 million (2023: $68 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,664 million (2023: $1,579 million).
4Other includes corporate amortization.

8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2024	2023
Global exploration and evaluation[1]	$153	$143
Project costs:
Reko Diq	126	60
Lumwana	—	37
Other	76	81
Minesite exploration and evaluation[1]	37	40
Total exploration, evaluation and project expenses	$392	$361
1Approximates the impact on operating cash flow.

9 ■ Other Expense (Income)

For the years ended December 31	2024	2023
Other Expense:
Litigation costs	$25	$21
Loss on warrant investments at FVPL	4	4
Bank charges	4	3
Porgera care and maintenance costs	—	65
Tanzania community relations projects[1]	40	30
Tax interest and penalties	62	—
Tongon customs and royalty settlement	60	—
Payment to Mali Government to advance negotiations[3]	84	—
Litigation accruals and settlements	—	15
Other	57	53
Total other expense	$336	$191
Other Income:
Gain on acquisition/sale of non-current assets[2]	($24)	($364)
Twiga partnership economic benefits sharing adjustment	(22)	—
Insurance proceeds related to Pueblo Viejo	(46)	—
Gain on non-hedge derivatives	(13)	(1)
Interest income on other assets	(17)	(21)
Total other income	($122)	($386)
Total	$214	($195)
12024 amounts relate to commitment for road construction and 2023 amounts relate to education infrastructure program, both under the Twiga partnership.
22023 includes a gain of $352 million upon completion of the Porgera Project Commencement Agreement which resulted in the derecognition of the joint operation and recognition of the joint venture for the Porgera mine (refer to note 4 for further details).
3Refer to note 35 for further details.

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2024	2023
Impairment charges (reversals) of non-current assets[1]	($941)	$312
Impairment of goodwill[1]	484	—
Total	($457)	$312
1Refer to note 21 for further details.

11 ■ General and Administrative Expenses

For the years ended December 31	2024	2023
Corporate administration	$95	$101
Share-based compensation	20	25
Total[1]	$115	$126
1Includes employee costs of $73 million (2023: $82 million).

BARRICK YEAR-END 2024	25	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2024	2023
Tax on profit
Current tax
Charge for the year	$1,063	$694
Adjustment in respect of prior years[1]	9	(14)
	$1,072	$680
Deferred tax
Origination and reversal of temporary differences in the current year	$478	$144
Adjustment in respect of prior years[1]	(30)	37
	$448	$181
Income tax expense	$1,520	$861
Tax expense related to continuing operations
Current
Canada	$8	($3)
International	1,064	683
	$1,072	$680
Deferred
Canada	$4	$—
International	444	181
	$448	$181
Income tax expense	$1,520	$861
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2024	2023
At 26.5% statutory rate	$1,221	$746
Increase (decrease) due to:
Allowances and special tax deductions[1]	(211)	(184)
Impact of foreign tax rates[2]	18	(79)
Non-deductible expenses / (non-taxable income)	111	72
Goodwill impairment charges not tax deductible	145	—
Taxable gains on sales of non-current assets	2	6
Net currency translation losses on current and deferred tax balances	52	289
Tax impact from pass-through entities and equity accounted investments	(263)	(183)
Current year tax results sheltered by previously unrecognized deferred tax assets	(5)	(22)
Recognition and derecognition of deferred tax assets	(26)	(142)
Settlements and adjustments in respect of prior years	116	23
Increase to income tax related contingent liabilities	1	54
Impact of tax rate changes	—	(2)
Withholding taxes	70	61
Mining taxes	290	224
Tax impact of amounts recognized within accumulated OCI	—	(2)
Other items	(1)	—
Income tax expense	$1,520	$861
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.
Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant relate to Argentine and Malian tax balances.
In 2024, a net tax expense of $52 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. In 2023, a tax expense of $289 million arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and strengthening of the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2024, we have recorded $3 million (2023: $5 million related to Saudi Arabia) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Saudi Arabia. We have also recorded $45 million (2023: $26 million related to Saudi Arabia, Tanzania and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Saudi Arabia, Peru and the United States.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multinational group.
In Q3 2024, the US Treasury and IRS released proposed regulations detailing the application of CAMT followed by some technical corrections released on December 23, 2024. Some rules would apply to tax years ending after September 13, 2024, while the rest would generally apply to tax years ending after the final regulations are published. Comments on the technical corrections were due on January 16, 2025 and we are still awaiting the final regulations to be released.
For 2024, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Nevada Gold Mines (“NGM”)
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK YEAR-END 2024	26	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Organisation for Economic Co-operation and Development (“OECD”) Pillar Two model rules
In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.
Pillar Two legislation in Canada has been enacted in Q2 2024 and came into effect for fiscal years commencing on or after December 31, 2023. Other jurisdictions where the group operates have either enacted legislation or are in the process of doing so.
In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. We have completed a review of Pillar Two for the current year using the OECD’s Pillar Two Transitional Safe Harbour rules as implemented in the Global Minimum Tax Act in Canada. Based on our review, we have not identified any material amount that should be accrued in 2024 for Pillar Two purposes. As the law is evolving, both in Canada and elsewhere, we will continue to monitor the impact of this legislation.

Mining Taxes
In addition to corporate income tax, we pay mining taxes in the United States (Nevada), the Dominican Republic, and Canada (Ontario). NGM is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2024 was $145 million (2023: $105 million). The other significant mining tax is the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $134 million (2023: $nil) was recorded for this in 2024. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

Impairments
In 2024, we recorded net impairment reversals of $941 million (2023: net impairment charges of $312 million) for non-current assets. Refer to note 21 for further information.
A deferred tax expense of $321 million (2023: deferred tax recovery of $55 million primarily related to the impairment at Long Canyon) was recorded primarily related to the impairment reversal at our Lumwana and Veladero mines.
13 ■ Earnings Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2024		2023
	Basic	Diluted	Basic	Diluted
Net income	$3,088	$3,088	$1,953	$1,953
Net income attributable to non-controlling interests	(944)	(944)	(681)	(681)
Net income attributable to the equity holders of Barrick Gold Corporation	$2,144	$2,144	$1,272	$1,272
Weighted average shares outstanding	1,751	1,751	1,755	1,755
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$1.22	$1.22	$0.72	$0.72
14 ■ Finance Costs, Net

For the years ended December 31	2024	2023
Interest expense[1]	$452	$387
Amortization of debt issue costs	1	1
Amortization of premium	(1)	—
Interest on lease liabilities	4	5
Loss on interest rate hedges	1	1
Interest capitalized[2]	(33)	(42)
Accretion	89	87
Finance income	(281)	(269)
Total	$232	$170
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2024, cash interest paid was $380 million (2023: $300 million).
2For the year ended December 31, 2024, the general capitalization rate was 6.40% (2023: 6.60%).

BARRICK YEAR-END 2024	27	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2024	2023
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($13)	($1)
Stock-based compensation expense	65	66
Loss on warrant investments at FVPL	4	4
Tanzania community relations projects[1]	37	22
Twiga partnership economic benefits sharing adjustment	(22)	—
Insurance proceeds related to Pueblo Viejo	(46)	—
Change in estimate of rehabilitation costs at closed mines	15	(14)
Inventory impairment charges (note 17)	34	40
Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(35)	(30)
Change in other assets and liabilities	(56)	24
Settlement of stock-based compensation	(66)	(57)
Settlement of rehabilitation obligations	(197)	(167)
Other operating activities	($280)	($113)
Cash flow arising from changes in:
Accounts receivable	($4)	($155)
Inventory	(172)	(97)
Value added taxes receivable[2,3]	(298)	(235)
Other current assets[3]	59	89
Accounts payable	48	(37)
Other current liabilities	(15)	31
Change in working capital	($382)	($404)
12024 amounts relate to commitment for road construction and 2023 amounts relate to education infrastructure program, both under the Twiga partnership.
2Excludes $107 million (2023: $137 million) of VAT receivables that were settled against offsetting of income taxes payable and $41 million (2023: $176 million) of VAT receivables that were settled against offsetting of other duties and liabilities.
32023 figures have been changed to present VAT receivables separately from other current assets.

16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2023	$2,659	$382	$890	$—	$52	$3,983
Investment in equity accounting method investment[1]	—	—	—	703	—	703
Equity pick-up (loss) from equity investees	145	102	(16)	—	1	232
Dividends received from equity investees	(180)	(93)	—	—	—	(273)
Non-cash dividends received from equity investees[2]	(505)	—	—	—	—	(505)
Shareholder loan repayment	—	—	—	—	(7)	(7)
At December 31, 2023	$2,119	$391	$874	$703	$46	$4,133
Investment in equity accounting method investment[1]	—	—	—	7	—	7
Equity pick-up (loss) from equity investees	108	119	1	22	(2)	248
Funds invested	—	—	—	55	4	59
Dividends received from equity investees	(88)	(109)	—	—	(1)	(198)
Non-cash dividends received from equity investees[2]	(124)	—	—	—	—	(124)
Equity earnings adjustment	—	—	—	(7)	—	(7)
Shareholder loan repayment	—	—	—	—	(6)	(6)
At December 31, 2024	$2,015	$401	$875	$780	$41	$4,112
1 Refer to note 4.
2 Includes a non-cash dividend distributed as JV receivable. Refer to note 18 and note 22.

BARRICK YEAR-END 2024	28	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summarized Equity Investee Financial Information
	Kibali		Jabal Sayid		Zaldívar		Porgera[2]
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	$1,650	$1,488	$544	$492	$714	$720	$445	$—
Cost of sales (excluding depreciation)	639	593	188	167	517	545	191	—
Depreciation	294	322	48	48	178	162	58	—
Finance expense (income)	77	14	1	1	7	11	(21)	—
Other expense (income)	49	90	—	1	2	6	7	—
Income before income taxes	$591	$469	$307	$275	$10	($4)	$210	$—
Income tax expense	(346)	(154)	(69)	(71)	(8)	(29)	(82)	—
Net income	$245	$315	$238	$204	$2	($33)	$128	$—
Other comprehensive loss	—	—	—	—	(4)	—	—	—
Total comprehensive income (loss)	$245	$315	$238	$204	($2)	($33)	$128	$—
Net income (net of non-controlling interests)	$216	$290	$238	$204	$2	($33)	$128	$—

Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar		Porgera[2]
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023
Cash and equivalents	$89	$123	$105	$97	$97	$38	$91	$1
Other current assets[1]	309	225	163	143	659	571	258	182
Total current assets	$398	$348	$268	$240	$756	$609	$349	$183
Non-current assets	3,851	3,896	395	402	1,762	2,014	3,106	2,837
Total assets	$4,249	$4,244	$663	$642	$2,518	$2,623	$3,455	$3,020
Current financial liabilities (excluding trade, other payables & provisions)	$968	$307	$1	$2	$78	$86	$20	$14
Other current liabilities	351	149	96	90	103	121	123	29
Total current liabilities	$1,319	$456	$97	$92	$181	$207	$143	$43
Non-current financial liabilities (excluding trade, other payables & provisions)	62	771	1	4	7	50	1	7
Other non-current liabilities	875	820	8	9	565	599	806	733
Total non-current liabilities	$937	$1,591	$9	$13	$572	$649	$807	$740
Total liabilities	$2,256	$2,047	$106	$105	$753	$856	$950	$783
Net assets	$1,993	$2,197	$557	$537	$1,765	$1,767	$2,505	$2,237
Net assets (net of non-controlling interests)	$1,806	$2,015	$557	$537	$1,765	$1,767	$2,505	$2,237
1Zaldívar other current assets include inventory of $545 million (2023: $448 million).
2Refer to note 4.
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar	Porgera[1]
Opening net assets (net of non-controlling interests)	$2,015	$537	$1,767	$2,237
Investment in equity accounting method investment	—	—	—	30
Income for the period (net of non-controlling interests)	216	238	2	128
Dividends received from equity investees	(176)	(218)		—
Non-cash dividends received from equity investees	(249)	—	—	—
Funds invested	—	—	—	110
Other comprehensive loss	—	—	(4)	—
Closing net assets (net of non-controlling interests), December 31	$1,806	$557	$1,765	$2,505
Barrick's share of net assets	904	278	883	787
Equity earnings adjustment	—	—	(10)	(7)
Goodwill recognition	1,111	123	—	—
Carrying value	$2,015	$401	$875	$780
1Refer to note 4.

BARRICK YEAR-END 2024	29	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
17 ■ Inventories

	Gold		Copper
	As at December 31, 2024	As at December 31, 2023	As at December 31, 2024	As at December 31, 2023
Raw materials
Ore in stockpiles	$2,847	$2,780	$205	$176
Ore on leach pads	470	575	—	—
Mine operating supplies	707	668	52	43
Work in process	136	148	—	—
Finished products	258	119	50	11
	$4,418	$4,290	$307	$230
Non-current ore in stockpiles and on leach pads[2]	(2,616)	(2,616)	(167)	(122)
	$1,802	$1,674	$140	$108
1On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025 when the gold was removed from the site to a custodial bank. This gold doré has a carrying value of $92 million and is included in finished products. Refer to note 35 for further details.
2Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2024	2023
Cortez	$28	$53
Carlin	17	11
Long Canyon	2	1
Phoenix	1	1
Tongon	—	2
Inventory impairment charges	$48	$68

Ore in Stockpiles	As at December 31, 2024	As at December 31, 2023
Gold
Carlin	$1,045	$1,073
Pueblo Viejo	811	785
Turquoise Ridge	297	330
Cortez	206	123
North Mara	182	137
Loulo-Gounkoto	126	153
Phoenix	114	87
Veladero	48	50
Tongon	17	41
Bulyanhulu	1	1
Copper
Lumwana	205	176
	$3,052	$2,956

Ore on Leach pads	As at December 31, 2024	As at December 31, 2023
Gold
Veladero	$190	$193
Carlin	148	191
Cortez	95	130
Turquoise Ridge	34	35
Long Canyon	3	17
Phoenix	—	9
	$470	$575
Purchase Commitments
At December 31, 2024, we had purchase obligations for supplies and consumables of approximately $1,621 million (2023: $1,827 million).

BARRICK YEAR-END 2024	30	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2024	As at December 31, 2023
Accounts receivable
Amounts due from concentrate sales	$204	$246
Other receivables	559	447
	$763	$693
Other current assets
Value added taxes recoverable[1]	340	337
Prepaid expenses	150	203
Kibali JV Receivable[2]	260	148
Other[3]	103	127
	$853	$815
1Primarily includes VAT and fuel tax recoverables of $63 million in Zambia, $100 million in Mali, $52 million in Côte d’Ivoire, $41 million in Tanzania, $33 million in Argentina, and $12 million in the Dominican Republic (Dec. 31, 2023: $106 million, $84 million, $21 million, $51 million, $18 million, and $11 million, respectively).
2Refer to note 16 for further details.
32024 and 2023 balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2024	31	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant, and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2024
Net of accumulated depreciation	$6,915	$14,343	$5,158	$26,416
Additions[5]	21	135	3,092	3,248
Capitalized interest	—	—	33	33
Disposals	(8)	—	(1)	(9)
Depreciation	(1,052)	(1,018)	—	(2,070)
Impairment reversals (charges)	347	602	(8)	941
Transfers[6]	2,766	1,023	(3,789)	—
At December 31, 2024	$8,989	$15,085	$4,485	$28,559

At December 31, 2024
Cost	$21,773	$35,740	$16,448	$73,961
Accumulated depreciation and impairments	(12,784)	(20,655)	(11,963)	(45,402)
Net carrying amount – December 31, 2024	$8,989	$15,085	$4,485	$28,559

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2023
Cost	$18,469	$33,046	$17,027	$68,542
Accumulated depreciation and impairments	(11,720)	(19,046)	(11,955)	(42,721)
Net carrying amount – January 1, 2023	$6,749	$14,000	$5,072	$25,821
Additions[5]	81	550	2,606	3,237
Capitalized interest	—	—	42	42
Disposals[7]	(180)	(108)	(39)	(327)
Depreciation	(902)	(1,143)	—	(2,045)
Impairment charges	(44)	(268)	—	(312)
Transfers[6]	1,211	1,312	(2,523)	—
At December 31, 2023	$6,915	$14,343	$5,158	$26,416

At December 31, 2023
Cost	$19,121	$34,622	$17,113	$70,856
Accumulated depreciation and impairments	(12,206)	(20,279)	(11,955)	(44,440)
Net carrying amount – December 31, 2023	$6,915	$14,343	$5,158	$26,416
1Additions include $20 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2024 (2023: $9 million). Depreciation includes depreciation for leased right-of-use assets of $17 million for the year ended December 31, 2024 (2023: $17 million). The net carrying amount of leased right-of-use assets was $53 million as at December 31, 2024 (2023: $53 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.
7Includes the transfer of Porgera to equity accounting method investment. Refer to note 4 for further information.

BARRICK YEAR-END 2024	32	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2024	Carrying amount at Dec. 31, 2023
Construction-in-progress[1]	$1,856	$2,694
Acquired mineral resources and exploration potential	53	62
Projects
Pascua-Lama	725	726
Norte Abierto	686	678
Reko Diq	914	746
Donlin Gold	251	252
	$4,485	$5,158
1Represents assets under construction at our operating minesites.

b)   Changes in Gold and Copper Mineral Life of Mine Plan
As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2024 was a $21 million decrease (2023: $31 million decrease).

c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $605 million at December 31, 2024 (2023: $258 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure
The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2024 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $9 million (2023: $12 million) and $203 million (2023: $161 million), respectively.

20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Exploration potential[3]	Total
Opening balance January 1, 2023	$61	$6	$82	$149
Amortization and impairment losses	—	—	—	—
Closing balance December 31, 2023	$61	$6	$82	$149
Amortization and impairment losses	—	(1)	—	(1)
Closing balance December 31, 2024	$61	$5	$82	$148
Cost	$61	$17	$252	$330
Accumulated amortization and impairment losses	—	(12)	(170)	(182)
Net carrying amount December 31, 2024	$61	$5	$82	$148
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2024	33	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2023	Impairments	Closing balance December 31, 2024
Carlin	$1,294	$—	$1,294
Cortez	899	—	899
Turquoise Ridge	722	—	722
Phoenix	119	—	119
Hemlo	63	—	63
Loulo-Gounkoto	484	(484)	—
Total	$3,581	($484)	$3,097
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211
Accumulated impairment losses December 31, 2024	(9,114)
Net carrying amount December 31, 2024	$3,097

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2024, we recorded a net impairment reversal of $941 million (2023: net impairment charges of $312 million) for non-current assets and $484 million (2023: $nil) of impairment to goodwill, as summarized in the following table:

For the years ended December 31	2024	2023
Lumwana	($655)	$—
Veladero	(437)	—
Carlin	82	4
Long Canyon	49	280
Pueblo Viejo	10	—
Cortez	9	—
Bulyanhulu	—	17
North Mara	—	5
Other	1	6
Total impairment charges (reversals) of non-current assets	($941)	$312
Loulo-Gounkoto goodwill	484	—
Total goodwill impairment charges	$484	$—
Total impairment charges (reversals)	($457)	$312

2024 Indicators of Impairment and Reversals
In Q4 2024, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified a goodwill impairment at Loulo-Gounkoto. For certain CGUs the prior year calculation of the recoverable amount was used for the annual goodwill impairment test, since all criteria described in note 2o were satisfied. Also, in Q4 2024, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted indicators of impairment reversal at our Lumwana and Veladero mines and of impairment at our Carlin and Long Canyon mines. The key assumptions used in these impairment assessments are listed below.

Loulo-Gounkoto
The Company and the Government of Mali have been engaged in an ongoing dispute over the existing mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”). On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations (refer to note 35 for more information). We determined that the carrying value of $3,564 million exceeded the FVLCD. We recorded a goodwill impairment of $484 million based on a FVLCD of $3,080 million.

Lumwana
In Q4 2024, we updated the LOM plan for Lumwana and we observed an increase in the mine’s discounted cash flows reflecting the increased confidence of the Super Pit Expansion following the completion of the feasibility study and higher copper price assumptions. We determined that this was an indicator of impairment reversal and concluded that the mine’s FVLCD exceeded its carrying value. We recorded a partial non-current asset impairment reversal of $655 million.

Veladero
In the Q4 2024, we updated the LOM plan for Veladero and we observed an increase in the mine’s discounted cash flows reflecting higher gold prices and a decrease in the WACC primarily due to lower country risk. We determined that this was an indicator of impairment reversal and concluded that the mine’s FVLCD exceeded its carrying value and we recorded a non-current asset impairment reversal of $437 million, which represents a full reversal of the non-current asset impairments recorded in 2018 and 2022.

Carlin
In Q4 2024, we updated the LOM plan for Carlin and identified that due to a change in the mine plan, an area of the Goldstrike open pit was no longer economic to be mined. As a result, we identified a non-current asset impairment of $82 million related to a capitalized stripping asset that no longer had a future benefit.

Long Canyon
In Q4 2024, we decided to place the mine in closure and remove the associated mineral resources from our December 31, 2024 Mineral Reserves and Resources

BARRICK YEAR-END 2024	34	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
statement. As a result, we identified a non-current asset impairment of $49 million on assets that no longer had a future benefit.

2023 Indicators of Impairment and Reversals
In Q4 2023, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in Q4 2023, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Long Canyon mine.

Long Canyon
Following the completion of certain studies in Q4 2023, we decided not to pursue the permitting associated with Phase 2 mining, removed those ounces from our LOM plan and placed the mine in care and maintenance. This represented an impairment trigger in Q4 2023 and we performed an impairment analysis. We concluded that the carrying amount of $301 million exceeded the FVLCD of $65 million and recorded a non-current asset impairment of $280 million. The key assumptions used in this assessment were consistent with our testing of goodwill impairment in Q4 2023, as listed below.

Porgera
On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. No impairment was identified. Refer to note 4 for more information.

Key Assumptions
Recoverable amount has been determined based on the estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, WACC, NAV multiples for gold assets, operating costs, capital expenditures, closure costs, future production levels, continued license to operate, and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce or per pound of reserves and/or resources, as well as the fair value of mineral resources outside of LOM plans.

Gold
For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to resources not considered in these models. Based on observable market or publicly available data, including equity sell-side analyst forecasts, we make an assumption of future gold, copper and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.
In the absence of a LOM plan for Long Canyon, in 2023 we used the market approach which means the FVLCD was determined by considering observable market values for comparable assets expressed as dollar per ounce of mineral resources (level 3 of the fair value hierarchy).

Copper
For the copper segment where a recoverable amount was required to be determined, FVLCD was determined by calculating the NPV of the future cash flows expected to be generated by the mine and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans. Based on observable market or publicly available data, including equity sell-side analyst forecasts, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine are discounted using a real WACC, which reflects specific market risk factors for each mine.

Assumptions
The short-term and long-term gold and copper price assumptions used in our fourth quarter 2024 and 2023 impairment testing are as follows:

	2024	2023
Gold price per oz (short-term)	$2,400	$1,900
Gold price per oz (long-term)	1,850	1,600
Copper price per lb (short-term)	4.25	3.75
Copper price per lb (long-term)	4.00	3.50
Neither the increase in the long-term gold price nor long-term copper price assumption from 2023 were considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the following table:

	2024	2023
WACC - gold (range)	5%-9%	5%-9%
WACC - gold (avg)	6%	6%
WACC - copper	12%	n/a
Value per ounce of gold	n/a	$40
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	21	23

Sensitivities
Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our LOM plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in NAV multiples and the value per ounce or pound of comparable market entities.

BARRICK YEAR-END 2024	35	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
We performed a sensitivity analysis on each gold CGU that was tested as part of the goodwill impairment test, as well as those gold CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices, WACC and NAV multiple, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. Finally, we assumed a +/- 0.1 change in the NAV multiple, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices, WACC and NAV multiple.
At Loulo-Gounkoto, if the gold price per ounce was increased by $100, the WACC was decreased by 1%, or the NAV multiple was increased by 0.1, no goodwill impairment would have been recorded. If the WACC was increased by 1% or the NAV multiple was decreased by 0.1, there would be no change to the goodwill impairment recorded. If the gold price per ounce was decreased by $100, a non-current asset impairment of $529 million would have been recognized in addition to the goodwill impairment.
We also performed a sensitivity analysis on the Lumwana CGU. We flexed the copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $0.25 per pound change in our copper price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in copper prices and WACC.
Instead of the non-current asset impairment reversal of $655 million recognized at Lumwana, if the following changes were made, the theoretical impairment reversal would be as follows:

1% increase in WACC	$301
1% decrease in WACC	1,067
$0.25/lb increase in copper prices	1,507
$0.25/lb decrease in copper prices	—

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2024	Carrying Value
Loulo-Gounkoto	$3,080
Kibali[1]	2,477
Lumwana	2,401
Veladero	804
Hemlo	368
1Kibali’s carrying value is comprised of the equity investment and JV receivable.

22 ■ Other Assets

	As at December 31, 2024	As at December 31, 2023
Value added taxes receivable[1]	$222	$134
Other investments[2]	42	131
Notes receivable[3]	217	187
Norte Abierto JV partner receivable	51	61
Restricted cash[4]	65	101
Kibali JV Receivable[5]	202	358
Prepayments[6]	234	212
PV resettlement receivable	86	32
Other	176	140
	$1,295	$1,356
1Includes VAT and fuel tax receivables of $100 million in Mali, $6 million in Argentina, $69 million in Tanzania and $47 million in Chile (Dec. 31, 2023: $nil, $7 million, $69 million and $58 million, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NovaGold.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation, which are expected to occur near the end of Pueblo Viejo’s mine life.
5Refer to note 16 for further details.
6Primarily relates to prepaid royalties at Carlin.

23 ■ Accounts Payable

	As at December 31, 2024	As at December 31, 2023
Accounts payable	$655	$678
Accruals	673	567
Payroll accruals	285	258
	$1,613	$1,503

24 ■ Other Current Liabilities

	As at December 31, 2024	As at December 31, 2023
Provision for environmental rehabilitation (note 27b)	226	270
Deposit on Pueblo Viejo gold and silver streaming agreement	40	58
Share-based payments (note 34a)	54	50
Pueblo Viejo JV partner shareholder loan (note 29)	60	32
Other	80	129
	$460	$539

BARRICK YEAR-END 2024	36	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); and restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2024	As at December 31, 2023
Cash deposits	$3,120	$2,952
Term deposits	954	1,196
	$4,074	$4,148
Of total cash and cash equivalents as of December 31, 2024, $nil (2023: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2024	37	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2023	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2024
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	373	—	—	—	373
5.80% notes[5,10]	396	—	—	1	397
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,042	—	—	—	1,042
Leases[8]	56	—	(14)	17	59
Other debt obligations	576	—	—	(2)	574
5.75% notes[9,10]	844	—	—	1	845
	$4,726	$—	($14)	$17	$4,729
Less: current portion[11]	(11)	—	—	—	(24)
	$4,715	$—	($14)	$17	$4,705

	Closing balance December 31, 2022	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2023
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	372	—	—	1	373
5.80% notes[5,10]	396	—	—	—	396
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,083	—	(43)	2	1,042
Leases[8]	70	—	(13)	(1)	56
Other debt obligations	578	—	—	(2)	576
5.75% notes[9,10]	844	—	—	—	844
	$4,782	$—	($56)	$—	$4,726
Less: current portion[11]	(13)	—	—	—	(11)
	$4,769	$—	($56)	$—	$4,715
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2023: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2023: $375 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2023: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2023: $600 million) of 6.35% notes which mature in 2036.
7Consists of $1.1 billion (2023: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2023: $250 million) of BNAF notes due 2038 and $807 million (2023: $807 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $12 million, Loulo-Gounkoto, $18 million, Veladero, $2 million, Lumwana, $1 million, Hemlo, $9 million, North Mara, $4 million and Tongon, $5 million (2023: $13 million, $20 million, $1 million, $3 million, $1 million, $nil and $6 million, respectively).
9Consists of $850 million (2023: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of leases ($13 million; 2023: $11 million) and other debt obligations ($11 million; 2023: $nil).

BARRICK YEAR-END 2024	38	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities including $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which rank equally with Barrick’s other unsecured and unsubordinated obligations.

5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in debt securities including $750 million of 5.25% notes that mature in 2042. During 2022, $375 million of the 5.25% notes was repaid.

Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2023, $43 million of the 5.95% notes was repaid.
In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC including $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF including $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving Credit Facility at that time. We provide an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which rank equally with our other unsecured and unsubordinated obligations.

Credit Facility
In May 2024, we completed an update of the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 1.00% on drawn amounts, and a standby rate of 0.09% on undrawn amounts. The Credit Facility incorporates sustainability-linked metrics which are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 greenhouse gas emissions intensity, water use efficiency (reuse and recycling rates), and total recordable injury frequency rate. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. As part of the update, the termination date of the Credit Facility was extended from May 2028 to May 2029. The Credit Facility was undrawn as at December 31, 2024.
Interest

	2024		2023
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	20	5.29%	20	5.29%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	68	6.41%	70	6.40%
Leases	4	8.16%	5	7.02%
Other debt obligations	35	6.17%	35	6.17%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	5	2.82%	5	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	28	6.16%	27	5.81%
Other interest[2]	138		73
	$457		$394
Less: interest capitalized	(33)		(42)
	$424		$352
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.
2This includes $78 million (2023: $nil) relating to finance costs in Argentina.

BARRICK YEAR-END 2024	39	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2025	2026	2027	2028	2029	2030 and thereafter	Total
7.73% notes[2]	BGC	2025	$6	$—	$—	$—	$—	$—	$6
7.70% notes[2]	BGC	2025	5	—	—	—	—	—	5
7.37% notes[2]	BGC	2026	—	32	—	—	—	—	32
8.05% notes[2]	BGC	2026	—	15	—	—	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	807	807
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$11	$47	$—	$—	$—	$4,632	$4,690
Minimum annual payments under leases			$13	$11	$11	$7	$5	$12	$59
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.

c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, DOP, GBP, PKR, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, GBP, PKR, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.
Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.
During 2024 and 2023, we did not enter into any derivative contracts for US dollar interest rates, currencies, metals or commodity inputs. We had no contracts outstanding at December 31, 2024.

BARRICK YEAR-END 2024	40	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2024	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$42	$—	$—	$42
Receivables from provisional copper and gold sales	—	204	—	204
	$42	$204	$—	$246

Fair Value Measurements
At December 31, 2023	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$131	$—	$—	$131
Receivables from provisional copper and gold sales	—	246	—	246
	$131	$246	$—	$377
1   Includes equity investments in other mining companies.

b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2024		At December 31, 2023
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$776	$776	$807	$807
Other investments[2]	42	42	131	131
	$818	$818	$938	$938
Financial liabilities
Debt[3]	$4,729	$4,821	$4,726	$5,107
Other liabilities	595	595	574	574
	$5,324	$5,416	$5,300	$5,681
1Includes restricted cash and amounts due from our partners and joint ventures.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2024	41	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques

At December 31, 2024	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Property, plant and equipment[1]	—	—	—	—
Goodwill[2]	—	—	—	—
1 Property, plant and equipment were written down by $151 million, which was included in earnings in this period.
2 Goodwill was written down at Loulo-Gounkoto by $484 million, which was included in earnings in this period.

Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 ■ Provisions

a) Provisions
	As at December 31, 2024	As at December 31, 2023
Environmental rehabilitation (“PER”)	$1,751	$1,883
Post-retirement benefits	34	36
Share-based payments	23	20
Other employee benefits	32	36
Other	122	83
	$1,962	$2,058

b) Environmental Rehabilitation
	2024	2023
At January 1	$2,153	$2,204
PERs divested during the year[1]	—	(64)
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	38	14
Settlements
Cash payments	(121)	(117)
Settlement gains	(10)	(7)
Accretion	41	29
Operating Sites
PER revisions in the year	(92)	91
Settlements
Cash payments	(76)	(50)
Settlement gains	(4)	(5)
Accretion	48	58
At December 31	$1,977	$2,153
Current portion (note 24)	(226)	(270)
	$1,751	$1,883
1 2023 primarily relates to the transfer of our Porgera mine to equity accounting method investment.

The eventual settlement of substantially all PERs estimated is expected to take place between 2025 and 2064.

The total PER has decreased in Q4 2024 by $147 million primarily due to an increase in the discount rate, and spending incurred during the quarter, partially offset by changes in cost estimates at our US closure sites, Pascua-Lama, Pierina, Hemlo and Lumwana properties, combined with accretion. For the year ended December 31, 2024, our PER balance decreased by $176 million primarily due to spending incurred during the year, and an increase in the discount rate, partially offset by accretion, combined with the changes in cost estimates described above. A 1% increase in the discount rate would result in a decrease in the PER by $186 million and a 1% decrease in the discount rate would result in an increase in the PER by $228 million, while holding the other assumptions constant.

BARRICK YEAR-END 2024	42	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents, restricted cash, accounts receivable, notes receivable, JV receivable and JV partner receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.
We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group may implement hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during 2024 or 2023 and we do not have any positions outstanding as at December 31, 2024. Our gold and copper production is subject to market prices.

Fuel
We consume diesel fuel and natural gas to run our operations. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production costs.

Foreign Currency Risk
The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. We also have exposure to the Canadian and Australian dollars, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. In addition, we also have exposure to the Pakistan rupee through project costs and capital costs on Reko Diq. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs, project costs and overall net earnings, when translated into US dollars.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.1 billion as at December 31, 2024); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion as at December 31, 2024).
The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2024 is approximately $30 million (2023: $30 million).

b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, restricted cash, notes receivable, JV receivable, JV partner receivable, accounts receivable, as well as derivative assets. To mitigate our inherent exposure to credit risk on all financial assets listed above (other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell our gold and copper production into the world market and to financial institutions and private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.
The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

BARRICK YEAR-END 2024	43	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	As at December 31, 2024	As at December 31, 2023
Cash and equivalents	$4,074	$4,148
Accounts receivable	763	693
Notes receivable	217	187
Kibali JV receivable	462	505
Norte Abierto JV partner receivable	74	81
Restricted cash	65	101
	$5,655	$5,715

c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn Credit Facility are included in note 25.
Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2024, our total debt was $4.7 billion (debt net of cash and equivalents was $655 million) compared to total debt as at December 31, 2023 of $4.7 billion (debt net of cash and equivalents was $578 million).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2024) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.02:1 as at December 31, 2024).
The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2024	44	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

As at December 31, 2024
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,074	$—	$—	$—	$4,074
Accounts receivable	763	—	—	—	763
Notes receivable	—	61	—	156	217
Kibali JV receivable	260	202	—	—	462
Norte Abierto JV partner receivable	23	—	—	51	74
Restricted cash	—	5	—	60	65
Trade and other payables	1,613	—	—	—	1,613
Debt	24	69	12	4,644	4,749
Other liabilities	85	167	97	246	595
As at December 31, 2023
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,148	$—	$—	$—	$4,148
Accounts receivable	693	—	—	—	693
Notes receivable	—	46	3	138	187
Kibali JV receivable	148	314	43	—	505
Norte Abierto JV partner receivable	20	10	—	51	81
Restricted cash	—	4	—	97	101
Trade and other payables	1,503	—	—	—	1,503
Debt	11	78	12	4,646	4,747
Other liabilities	69	243	89	173	574

d) Capital Risk Management
Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and maintain financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ■ Other Non-Current Liabilities

	As at December 31, 2024	As at December 31, 2023
Deposit on Pascua-Lama silver sale agreement	$167	$162
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	408	398
Long-term income tax payable	80	165
GoT shareholder loan	60	82
Pueblo Viejo JV partner shareholder loan	407	383
Provision for offsite remediation	36	34
Other	16	17
	$1,174	$1,241
1Revenues of $30 million were recognized in 2024 (2023: $36 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”). Effective January 1, 2020, the GoT received a 16% interest in the shareholder loans owed by Bulyanhulu and Buzwagi, of which $167 million was payable to the GoT. During 2024 and 2023, $nil and $37 million, respectively, was offset against VAT receivables. During 2024, a $22 million reduction in the outstanding balance was recorded against other income as part of the economic benefits sharing under the Twiga partnership.

BARRICK YEAR-END 2024	45	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “First PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders lend funds pro rata in accordance with their shareholding in Pueblo Viejo. In October 2024, Pueblo Viejo entered into an additional $0.8 billion loan facility agreement with its shareholders (the “Second PV Shareholder Loan”).
The First PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, the drawing period for Facility I was extended to December 31, 2022. Starting in 2023, amortized repayments for Facility I began twice yearly on the scheduled repayment dates, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is SOFR plus 400 basis points for Facility I and Facility II.
The Second PV Shareholder Loan consists of $0.8 billion of funds that can be drawn on a pro rata basis until June 30, 2029. Amortized repayments for the Second PV Shareholder Loan are due to begin twice yearly on the scheduled repayment dates after June 30, 2029, with a final maturity date of February 15, 2039. The interest rate on drawn amounts is SOFR plus 381 basis points for the Second PV Shareholder Loan.
During 2022, 2021 and 2020, $369 million, $327 million and $104 million, respectively, were drawn on Facility I, fully drawing it down, including $147 million, $131 million and $42 million, respectively, from Barrick’s Pueblo Viejo JV partner. During 2024 and 2023, $80 million and $80 million, respectively, was repaid on Facility I, including $32 million and $32 million, respectively, from Barrick’s Pueblo Viejo JV partner.
During 2024, 2023 and 2022, $100 million, $242 million and $75 million, respectively, were drawn on Facility II, including $40 million, $97 million and $30 million, respectively, from Barrick’s Pueblo Viejo JV partner.
During 2024, $110 million was drawn on the Second PV Shareholder Loan, including $44 million from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally
December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, which was the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick's outstanding debt. The liability had a balance of $167 million as at December 31, 2024 and is measured at amortized cost.

Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant financing component of the transaction.
Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:
•7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter. As at December 31, 2024, approximately 369,000 ounces of gold have been delivered.
•75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver will be delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. As at December 31, 2024, approximately 13 million ounces of silver have been delivered.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2024	46	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.
Current income taxes of $3 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for these items as at December 31, 2024 is $7 million. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $16,974 million as at December 31, 2024.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2024	As at December 31, 2023
Deferred tax assets
Tax loss carryforwards	$204	$292
Tax credits	105	58
Environmental rehabilitation	285	270
Post-retirement benefit obligations and other employee benefits	24	17
Other working capital	236	115
Other	11	10
	$865	$762
Deferred tax liabilities
Property, plant and equipment	(4,321)	(3,748)
Inventory	(419)	(446)
Accrued interest payable	(12)	(7)
	($3,887)	($3,439)
Classification:
Non-current assets	$—	$—
Non-current liabilities	(3,887)	(3,439)
	($3,887)	($3,439)

Expiry Dates of Tax Losses

	2025	2026	2027	2028	2029+	No expiry date	Total
Non-capital tax losses[1]
Barbados	$218	$2	$119	$2	$2	$—	$343
Canada	—	1	1	72	1,961	—	2,035
Chile	—	—	—	—	—	1,131	1,131
Peru	—	—	—	—	—	150	150
Tanzania	—	—	—	—	—	973	973
United Kingdom	—	—	—	—	—	164	164
Others	1	1	52	—	—	93	147
	$219	$4	$172	$74	$1,963	$2,511	$4,943
1Represents the gross amount of tax loss carryforwards translated at closing exchange rates at December 31, 2024.

The non-capital tax losses include $4,261 million of losses which are not recognized in deferred tax assets. Of these, $219 million expire in 2025, $4 million expire in 2026, $172 million expire in 2027, $74 million expire in 2028, $1,963 million expire in 2029 or later, and $1,829 million have no expiry date.

Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:
•Historic and expected future levels of taxable income;
•Tax plans that affect whether tax assets can be realized; and
•The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market prices for gold, copper and silver; forecasted future costs and expenses to produce gold and copper; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

BARRICK YEAR-END 2024	47	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Tax Assets Not Recognized

	As at December 31, 2024	As at December 31, 2023
Australia	$467	$303
Barbados	31	31
Canada	850	904
Chile	1,129	1,109
Côte d'Ivoire	7	8
Mali	4	10
Peru	69	67
Saudi Arabia	—	67
Tanzania	103	110
United Kingdom	41	41
United States	—	26
Others	25	12
	$2,726	$2,688
Deferred tax assets not recognized relate to: non-capital loss carryforwards of $1,059 million (2023: $1,163 million), capital loss carryforwards with no expiry date of $403 million (2023: $251 million), and other deductible temporary differences with no expiry date of $1,264 million (2023: $1,274 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2024	2023
Temporary differences
Property, plant and equipment	($573)	($272)
Environmental rehabilitation	15	64
Tax loss carryforwards	(88)	(14)
AMT and other tax credits	48	58
Inventory	28	(58)
Working capital	121	31
Other	1	(20)
	($448)	($211)
Intraperiod allocation to:
Income before income taxes	($448)	($181)
Derecognition of Porgera´s joint operation	—	(29)
Income tax payable	(2)	2
Other comprehensive (income) loss	2	(3)
	($448)	($211)

Income Tax Related Contingent Liabilities
	2024	2023
At January 1	$48	$60
Additions based on uncertain tax positions related to prior years	—	1
Additions based on uncertain tax positions related to the current year	—	5
Reductions for tax positions of prior years	(2)	(18)
At December 31[1]	$46	$48
1If reversed, the total amount of $46 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Argentina	2010-2011, 2017-2024
Australia	2020-2024
Canada	2019-2024
Chile	2021-2024
Côte d'Ivoire	2023-2024
Democratic Republic of Congo	2023-2024
Dominican Republic	2021-2024
Mali	2017-2024
Papua New Guinea	2023-2024
Peru	2019-2024
Saudi Arabia	2019-2024
Tanzania	2019-2024
United States	2024
Zambia	2018-2024

31 ■ Capital

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,727,100,407 common shares as at December 31, 2024). Our common shares have no par value.

Dividends
In 2024, we declared and paid dividends in US dollars totaling $696 million (2023: $700 million).
The Company’s dividend reinvestment plan resulted in $4 million (2023: $3 million) reinvested into the Company.

Share Buyback Program
At the February 13, 2024 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. In 2024, Barrick purchased 28.675 million common shares for a total of $508 million under this program. At the February 11, 2025 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2024	48	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2024	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2023	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
Share of income (loss)	548	63	25	69	7	(31)	—	681
Cash contributed	—	—	—	—	—	40	—	40
Disbursements	(454)	(48)	(24)	(48)	(4)	—	—	(578)
At December 31, 2023	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661
Share of income (loss)	884	101	53	(31)	—	(63)	—	944
Cash contributed	—	—	—	—	—	146	—	146
Disbursements	(667)	(84)	—	(34)	—	—	—	(785)
At December 31, 2024	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023	As at Dec. 31, 2024	As at Dec. 31, 2023
Current assets	$3,812	$2,531	$776	$547	$332	$303	$974	$782	$136	$118	$94	$21
Non-current assets	14,590	14,094	5,210	5,244	2,215	2,006	3,446	3,747	183	225	933	752
Total assets	$18,402	$16,625	$5,986	$5,791	$2,547	$2,309	$4,420	$4,529	$319	$343	$1,027	$773
Current liabilities	807	704	1,245	1,079	636	760	284	171	138	135	241	62
Non-current liabilities	1,082	1,147	1,543	1,538	438	409	537	539	46	68	2	—
Total liabilities	$1,889	$1,851	$2,788	$2,617	$1,074	$1,169	$821	$710	$184	$203	$243	$62
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	$6,616	$6,051	$1,429	$1,118	$1,265	$1,033	$1,346	$1,335	$399	$398	$—	$—
Income (loss) from continuing operations after tax	2,635	1,645	212	108	331	158	(174)	326	(4)	64	(126)	(62)
Other comprehensive loss	(4)	(8)	—	—	(1)	—	—	—	—	—	—	—
Total comprehensive income (loss)	$2,631	$1,637	$212	$108	$330	$158	($174)	$326	($4)	$64	($126)	($62)
Dividends paid to NCI[2]	$667	$454	$84	$48	$—	$—	$34	$48	$—	$4	$—	$—

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Net cash provided by (used in) operating activities	$2,994	$2,667	$619	$447	$467	$238	$496	$467	($3)	$82	($180)	($38)
Net cash used in investing activities	(1,331)	(1,405)	(308)	(429)	(295)	(311)	(383)	(375)	(23)	(30)	(128)	(3)
Net cash provided by (used in) financing activities	(1,733)	(1,182)	(80)	42	(134)	(46)	(162)	(196)	(1)	(103)	380	54
Net increase (decrease) in cash and cash equivalents	($70)	$80	$231	$60	$38	($119)	($49)	($104)	($27)	($51)	$72	$13
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Includes partner distributions.

BARRICK YEAR-END 2024	49	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2024	2023
Salaries and short-term employee benefits[1]	$28	$25
Post-employment benefits[2]	4	3
Share-based payments and other[3]	25	27
	$57	$55
1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2 Represents Company contributions to retirement savings plans.
3 Relates to DSU, RSU, and PGSU grants and other compensation.

34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Compensation expense for RSUs was a $35 million charge to earnings in 2024 (2023: $30 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.
Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2024, the weighted average remaining contractual life of RSUs was 0.82 years (2023: 0.82 years).

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2023	837	$14.4	2,337	$26.3
Settled for cash	—	—	(1,383)	(23.2)
Granted	174	2.9	1,820	32.9
Credits for dividends	—	—	81	1.4
Change in value	—	1.0	—	(3.4)
At December 31, 2023	1,011	$18.3	2,855	$34.0
Settled for cash	(384)	(6.7)	(1,665)	(31.3)
Granted	145	2.5	2,395	37.6
Credits for dividends	—	—	101	1.7
Change in value	—	(2.1)	—	(2.7)
At December 31, 2024	772	$12.0	3,686	$39.3

b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2024, 3,453 thousand units had been granted at a fair value of $38 million (2023: 3,002 thousand units at a fair value of $36 million).

BARRICK YEAR-END 2024	50	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Pascua-Lama – Proposed Canadian Securities Class Actions
In 2014, proposed secondary market liability securities class actions were initiated in Ontario and Quebec against Barrick Gold Corporation and certain of its former senior executives. These actions relate to public disclosures concerning Barrick's Pascua-Lama Project. The Ontario case focuses on disclosure regarding capital cost and schedule estimates for Pascua Lama and environmental matters in Chile between February 2012 and June 2013, while the Quebec case pertains only to disclosure regarding environmental matters in Chile between July 2012 and October 2013. In the Ontario proceedings, plaintiffs are seeking damages exceeding $3 billion. Alleged damages in the Quebec case have yet to be quantified.
Efforts to resolve the Quebec case through mediation were unsuccessful in November 2023. Subsequently, the plaintiffs filed their Originating Application in February 2024 and Barrick responded formally in March 2024. No trial date has been set as of this time. In the Ontario case, the Plaintiffs’ application for leave to appeal to the Supreme Court of Canada from the February 13, 2024 decision of the Court of Appeal was dismissed on September 26, 2024. The Plaintiffs’ motion for class certification has not yet been scheduled.
The Company intends to vigorously defend these actions. No amounts have been recorded for any potential liability arising from either of the actions, as the Company cannot reasonably predict the outcome in Ontario or Quebec.
Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama Project (the “Project”), received a resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) requiring CMN to complete the water management system in accordance with the Project’s environmental permit before resuming construction activities. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million, which CMN paid in May 2013.
In 2013, a group of local farmers and indigenous communities challenged the Original Resolution, claiming the fine was inadequate and requesting more severe sanctions, including the revocation of the Project’s environmental permit. The SMA and CMN defended the Original Resolution.
In 2018, the SMA issued the revised resolution (the “Revised Resolution”), which reduced the original administrative fine to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project. The Revised Resolution did not revoke the Project’s environmental permit. CMN filed an appeal of the Revised Resolution in 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).
In 2020, the Antofagasta Environmental Court upheld the closure order and sanctions in the Revised Resolution. It also ordered the SMA to reevaluate certain environmental infringements. The Company did not appeal this ruling, and the Chilean side of the Pascua-Lama project is being transitioned to closure accordingly.
On November 13, 2024, the SMA determined that no further fine was applicable to the environmental infringements. On November 21, 2024, CMN paid the outstanding balance of fines previously imposed by the SMA in an amount of approximately $0.3 million. On December 9, 2024, the same group of local farmers and indigenous communities that challenged the Original Resolution filed an appeal of the SMA’s November 13, 2024 decision. This appeal remains pending.

Veladero – Operational Incidents and Associated Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), the joint venture company that operates the Veladero mine, is the subject of regulatory proceedings related to operational incidents at the Veladero Valley Leach Facility (“VLF”) occurring in March 2017 (the “March 2017 incident”), September 2016 (the “September 2016 incident”) and September 2015 (the “September 2015 incident”).
Following the March 2017 incident, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. The matter before the Jachal Court remains pending.
In 2017, the National Minister of Environment of Argentina filed an amparo action in the Federal Court in connection with the same March 2017 incident (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine.
On June 28, 2024, the Federal Court rejected the National Minister’s request for, among other things, an interim injunction requiring the cessation and/or suspension of activities at the Veladero mine. The National Minister sought to appeal this decision twice in 2024, most recently seeking leave to the Federal Supreme Court on October 16, 2024. The Federal Amparo Action will continue before the Federal Court while the Federal Supreme Court considers whether to hear the appeal for an interim injunction.
The Company continues to believe that the Provincial and Federal Amparo Actions are without merit and intends to continue to vigorously defend its position.

BARRICK YEAR-END 2024	51	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Civil Action
In 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 incident.
MAS replied to the lawsuit in February 2017, responded to the supplemental claim and intends to continue defending this matter vigorously.

Legacy Philippines Matters
In 2009, Barrick Gold Inc. and Placer Dome Inc. (“Placer Dome”), which was acquired by the Company in 2006, were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque.
The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome was previously a minority indirect shareholder of Marcopper Mining Corporation (“Marcopper”). The plaintiffs are claiming for abatement of a public nuisance and nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. By Order dated November 9, 2011, the Court granted the plaintiffs’ motion to suspend the proceedings.
On December 5, 2024, the Court issued an Order directing the Plaintiffs to advise, within 10 days of receipt of the Order, whether they intend to pursue the case. The Order also stated that failure by the Plaintiffs to do so would warrant dismissal of the case with prejudice. It is unclear whether or when the Plaintiffs received a copy of the Order.
On February 25, 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines by Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy against Placer Dome and the Company (the “Petition”). The Petition alleges that Placer Dome violated the Petitioners' constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, a dam breach in 1993, and a tailings spill in 1996. The Petition was subsequently transferred to the Court of Appeals. The Petitioners are seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.
On January 21, 2021, the Court of Appeals granted an Intervention Motion introduced by the Province of Marinduque (the “Province”) and admitted the Province’s Petition-in-Intervention. In the Petition-in-Intervention, the Province seeks to expand the scope of relief sought within the Writ of Kalikasan to include claims seeking rehabilitation and remediation of alleged maintenance and structural integrity issues supposedly associated with Marcopper mine infrastructure.
In October 2022, the Court granted the Company’s motion requesting court-ordered mediation between the parties and the proceeding has been suspended ever since.
If these matters are reactivated, the Company intends to defend the actions vigorously. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against the Company in the Ontario Superior Court of Justice in respect of alleged security-related incidents in the vicinity of the North Mara Gold Mine in Tanzania. The named plaintiffs purport to have been injured, or to be the dependents of individuals who were allegedly killed, by members of the Tanzanian Police Force. The Statement of Claim asserts that Barrick Gold Corporation is legally responsible for the actions of the Tanzanian Police Force, and that the Company is liable for an unspecified amount of damages.
In February 2024, an additional action was commenced against the Company in the Ontario Superior Court of Justice on behalf of different named plaintiffs in respect of alleged security-related incidents said to have occurred in the vicinity of the North Mara Gold Mine. The Statement of Claim in the second action is substantially similar to the Statement of Claim issued in November 2022. The Company believes that the allegations in both claims are without merit, including because the Tanzanian Police Force is a sovereign police force that operates under its own chain of command.
On November 26, 2024, the court granted Barrick’s motion to dismiss both actions on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to litigate this matter. On December 27, 2024, the plaintiffs’ appealed this decision to the Ontario Court of Appeal. The hearing of this appeal has not yet been scheduled.

Loulo-Gounkoto Mining Conventions Dispute
In 2023, the Government of Mali adopted Law No. 2023-040, establishing the Mining Code in the Republic of Mali (the "2023 Mining Code") and initiated a review process of existing mining conventions, including the mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société des Mines de Gounkoto (“Gounkoto”) (together, the “Conventions”). As part of this process, the Government of Mali demanded that the mines become subject to the 2023 Mining Code, in direct violation of the stability rights contained in the Conventions.
Beginning in 2023, the Government of Mali initiated several fiscal and customs proceedings against Somilo and Gounkoto, demanding payment of various charges, taxes, duties, and other amounts (including approximately $417 million in recoverable VAT charges as previously disclosed) from which they are exempt. Barrick continued its engagement with the Government of Mali to find a global settlement and in October 2024, Barrick made a payment of CFA 50 billion ($84 million) to advance those negotiations (which was expensed in Q4 2024). Despite the Company’s efforts, in November 2024, Somilo and

BARRICK YEAR-END 2024	52	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Gounkoto were restricted from exporting gold from Mali, also in violation of the Conventions.
On December 18, 2024, after multiple good faith attempts to resolve the dispute, Somilo and Gounkoto submitted a request for arbitration to the International Centre for the Settlement of Investment Disputes (ICSID) in accordance with the provisions of their respective Conventions. Among other things, Somilo and Gounkoto request that the arbitral panel declare that the Conventions are binding and are not subject to any legislative or regulatory changes under Malian law enacted after the entry into force of said Conventions.
On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex, which was executed on January 11, 2025 when the gold was removed from the site to a custodial bank. This further disrupted normal operations and put gold exports at risk in violation of the Conventions (see – Abuse of Criminal Proceedings below).
On January 14, 2025, due to the restrictions imposed by the Government of Mali on gold shipments, the Company announced that the Loulo-Gounkoto complex would temporarily suspend operations. We remain in discussions with the Government of Mali to find an acceptable resolution to these disputes, while the Company continues to vigorously enforce Somilo’s and Gounkoto’s rights through the ICSID arbitration process.
No amounts have been recorded for any potential liability arising from these matters as the Company cannot reasonably predict the outcome of the Conventions dispute.

Abuse of Criminal Proceedings
The Government of Mali has initiated meritless criminal proceedings against the Company, its Malian subsidiaries, their officers and directors, and several individual employees, alleging violations of exchange control regulations and threatening billions of dollars in fines and up to five years imprisonment for the individuals.
On September 24, 2024, employees of Somilo and Gounkoto were summoned to appear at the Pôle Économique for interviews. When these employees appeared, five of them were illegally detained and held unlawfully in police custody for six days.
On November 25, 2024, the employees were again summoned to appear before the Investigating Judge at the Pôle Économique. At the end of the hearing, four employees were charged and incarcerated at the Central Prison of Bamako pending trial. These employees remain imprisoned unjustifiably.
On December 4, 2024, the Government of Mali caused an illegitimate arrest warrant to be issued against Barrick’s President and Chief Executive Officer, Mark Bristow, alleging money laundering and violations of exchange control regulations. As with all of the previous allegations made by the Government of Mali on these matters, there is no merit whatsoever to the claims outlined in the arrest warrant.
The Company is vigorously defending its rights and the rights of its Malian subsidiaries, and the impacted employees against these claims. No amounts have been recorded for any potential liability arising from the criminal proceedings as the allegations are wholly without merit.

Zaldívar Chilean Tax Assessment
On August 28, 2019, Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada ("CMZ"), received notice of a tax assessment from the Chilean Internal Revenue Service ("Chilean IRS") amounting to approximately $1 billion in outstanding taxes, including interest and penalties (subsequently reduced to $678 million) (the "2015 Tax Assessment").
In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). In September 2020, the Tax Court of Coquimbo approved CMZ's request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) into a single proceeding.
In September 2024, CMZ and the Chilean IRS jointly filed two applications with the Chilean Judiciary to seek approval to settle the Zaldívar Tax Assessments and related claims. The Company recorded an estimated amount for the potential liability arising from these matters in June 2024 and the Courts approved the settlement proposals in September 2024. On November 20, 2024, the Company settled all claims and paid the agreed settlement amount through a combination of cash and the write-off of certain tax receivables. This matter is now closed.

Zaldívar Water Claims
On March 30, 2022, the State Defense Council ("CDE"), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ SpA”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.). The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and to cease extracting water from the aquifer.
On October 24, 2024, a joint settlement proposal was filed with the Court. On December 16, 2024, the Court approved the joint settlement proposal.
On January 16, 2025, a member of a local indigenous community filed a constitutional action challenging the settlement. The Court of Appeals of Antofagasta rejected this challenge on January 17, 2025, and the Supreme Court subsequently rejected an appeal from that ruling. The matter is now closed.

BARRICK YEAR-END 2024	53	NOTES TO FINANCIAL STATEMENTS